Contact

www.linkedin.com/in/danielle-
wood-12695165 (LinkedIn)

Danielle Wood

Co-founder and CPO, Elixir Kombucha
Louisville, Kentucky, United States

Summary

Started homebrewing kombucha in 2013 for friends and family members who were experiencing gut/digestive issues.

One fateful day in December 2015, a juice bar got ahold of our homebrew and told us if we went commercial, they'd carry our product.

In April 2016, we found a kitchen incubator, Chef Space, and began operations with little know-how, market research or business background.

After 6 years, we are in about 175 locations and on the verge of expanding into Whole Foods Ohio.

Experience

Elixir Kombucha
Co-founder and CPO
April 2016 - Present (6 years 8 months)

Elixir Kombucha
Head Of Production
December 2015 - July 2022 (6 years 8 months)
Louisville, Kentucky, United States

Owner/operator and wearer of many hats at Elixir HQ.

Corporate Fitness Works
Fitness Specialist
2011 - 2013 (2 years)

Education

University of Louisville

Bachelor of Science - BS, Exercise Physiology · (September 2005 - December 2010)

University of Louisville

BS, Exercise Physiology · (2005 - 2009)